Exhibit 8
LDK SOLAR CO., LTD.
List of Subsidiaries

Name	Place of incorporation
Jiangxi LDK Solar Hi-Tech Co., Ltd.	China
LDK Solar International Company Limited	Hong Kong
LDK Solar USA, Inc.	California, U.S.A.
Jiangxi LDK Solar Polysilicon Co., Ltd.	China
Jiangxi LDK PV Silicon Technology Co., Ltd.	China
LDK Solar Hi-Tech (Nanchang) Co., Ltd.	China
LDK Solar Europe S.A.	Luxemburg
LQ Energy GmbH	Germany
LDK Silicon & Chemical Technology Co., Ltd.	Cayman Islands
LDK Silicon Holding Co., Limited	Hong Kong